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                                                                     EXHIBIT 4.5

    Amendment No. 1 to LSB Bancshares, Inc. 1996 Omnibus Stock Incentive Plan


         The Plan is amended as follows:

1. The first two sentences of Section 5.02 of the Plan is amended by replacing them in their entirety with the following two sentences:

         "The maximum aggregate number of shares of Common Stock that may be issued under the Plan pursuant to the exercise of SARs and Options and the grant of Stock Awards is 750,000 shares. The maximum aggregate number of shares that may be issued under the Plan as Stock Awards is 250,000 shares."

2. Except as hereby amended, the Plan will remain in full force and effect.

3. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Plan.

4. Options and SARs may be granted under the Plan with respect to additional shares available under the Amendment upon the adoption of this Amendment by the Board, provided that no Option or SAR with respect to such additional shares shall be effective or exercisable unless the Amendment is approved by a majority of the votes of the Company's shareholders, voting either in person or by proxy, present, or represented, and entitled to vote, at a duly held shareholders' meeting within twelve months of such adoption. Stock Awards of the additional shares available under the Amendment may be granted under the Plan upon the later of the adoption by the Board or approval by shareholders of the Amendment in accordance with the preceding sentence.